Exhibit 99.1

POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2020

PolyMet Mining Corp.
Condensed Interim Consolidated Balance Sheets
Unaudited - All figures in thousands of U.S. Dollars

	March 31, 2020	December 31, 2019
ASSETS

Current
Cash	$8,163	$7,401
Amounts receivable	541	472
Prepaid expenses	812	1,039
	9,516	8,912
Non-Current
Restricted deposits (Notes 6 and 11)	9,802	11,449
Amounts receivable and other assets	2,666	2,442
Mineral property, plant and equipment (Note 4)	413,022	410,132
Intangibles (Note 5)	24,429	24,380
Total Assets	459,435	457,315

LIABILITIES

Current
Accounts payable and accruals	5,909	4,533
Lease liabilities (Note 14)	74	60
Environmental rehabilitation provision (Note 6)	1,522	1,276
	7,505	5,869
Non-Current
Lease liabilities (Note 14)	531	556
Convertible debt (Note 8)	5,232	-
Promissory note (Note 9)	15,811	15,501
Environmental rehabilitation provision (Note 6)	51,436	51,249
Total Liabilities	80,515	73,175

SHAREHOLDERS’ EQUITY

Share capital	527,434	526,884
Equity reserves	66,287	64,648
Deficit	(214,801)	(207,392)
Total Shareholders’ Equity	378,920	384,140
Total Liabilities and Shareholders’ Equity	$459,435	$457,315

Nature of Business and Liquidity (Note 1)
Commitments and Contingencies (Note 13)

ON BEHALF OF THE BOARD OF DIRECTORS:

/s/ Jonathan Cherry	, Director	/s/ Dr. David Dreisinger	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
Unaudited - All figures in thousands of U.S. Dollars, except for shares and per share amounts

	Three months ended
	March 31, 2020	March 31, 2019
Operations Expense
Resource evaluation	$2,698	$-
Salaries, directors’ fees and related benefits	1,210	637
Share-based compensation (Note 10)	511	1,189
Public company and public relations	294	439
Professional fees	223	283
Office and administration	218	163
Depreciation	53	33
Loss From Operations	5,207	2,744

Other Expenses (Income)
Finance costs - net (Note 11)	2,497	1,123
Loss on foreign exchange	-	18
Loss on debenture modification	-	2,014
Gain on financial asset fair value	(292)	(72)
Other income	(3)	(9)
Total Other Expenses	2,202	3,074

Total Loss and Comprehensive Loss for the Period	$7,409	$5,818

Basic and Diluted Loss per Share	$0.01	$0.02

Weighted Average Number of Shares – basic and diluted	1,005,882,764	322,050,719

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
Unaudited - All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)
					Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance – December 31, 2018	321,190,069	$272,420	$62,111	$(149,489)	$185,042
Total comprehensive loss for the period	-	-	-	(5,818)	(5,818)
Debenture refinancing warrants	-	-	1,564	-	1,564
Payment of land purchase options (Note 10)	26,250	20	-	-	20
Exercise of share options (Note 10)	400,171	572	(298)	-	274
Vesting of restricted shares and RSU’s	477,843	593	(593)	-	-
Share-based compensation (Note 10)	102,921	84	1,476	-	1,560
Balance – March 31, 2019	322,197,254	$273,689	$64,260	$(155,307)	$182,642

	Share Capital (authorized = unlimited)
					Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance – December 31, 2019	1,005,230,259	$526,884	$64,648	$(207,392)	$384,140
Total comprehensive loss for the period	-	-	-	(7,409)	(7,409)
Debenture exchange warrants (Note 8)	-	-	1,675	-	1,675
Vesting of restricted shares and RSU’s (Note 10)	527,307	400	(400)	-	-
Share-based compensation (Note 10)	574,812	150	364	-	514
Balance – March 31, 2020	1,006,332,378	$527,434	$66,287	$(214,801)	$378,920

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Cash Flows
Unaudited - All figures in thousands of U.S. Dollars

	Three months ended
	March 31, 2020	March 31, 2019
Operating Activities
Loss for the period	$(7,409)	$(5,818)
Items not involving cash:
Depreciation	53	33
Finance costs (Note 11)	329	-
Environmental rehabilitation provision accretion (Notes 6 and 11)	525	438
Share-based compensation (Note 10)	511	1,189
Unrealized loss/(gain) on foreign exchange	4	(1)
Loss on debenture modification	-	2,014
Gain on financial asset fair value	(292)	(72)
Changes in non-cash working capital
Restricted deposits	1,647	-
Amounts receivable and other assets	(1)	493
Prepaid expenses	227	41
Accounts payable and accruals	837	(214)
Net cash used in operating activities	(3,569)	(1,897)

Financing Activities
Share issuance proceeds	-	274
Debenture funding, net of costs (Note 8)	6,888	-
Cash settled RSU’s	-	(212)
Net cash provided by financing activities	6,888	62

Investing Activities
Property, plant and equipment purchases (Note 4)	(2,491)	(5,664)
Restricted deposits and earnings	-	(57)
Intangible purchases (Note 5)	(62)	-
Net cash used in investing activities	(2,553)	(5,721)

Net Increase/(Decrease) in Cash	766	(7,556)
Effect of foreign exchange on Cash	(4)	1
Cash - Beginning of period	7,401	13,857
Cash - End of period	$8,163	$6,302
Supplemental information – non-cash investing and financing
Capitalization of accounts payable and accruals to mineral property	$399	$699
Capitalization of borrowing costs to mineral property	-	7,296
Capitalization of share-based compensation to mineral property (Note 10)	143	400
Capitalization of shares issued for land options to mineral property	$-	$20

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and for the three months ended March 31, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1.	Nature of Business and Liquidity

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  Through its 100%-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US” and, together with PolyMet Mining Corp., “PolyMet” or the “Company”), the Company is engaged in the exploration and development of natural resource properties.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively.  The executive office of PolyMet US is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.
The Company has a majority shareholder relationship with Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”), as a result of Glencore’s ownership of 71.6% of the Company’s issued shares.

The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.

PolyMet received its Permit to Mine from the State of Minnesota on November 1, 2018, a crucial permit for construction and operation of the Project. The Minnesota Department of Natural Resources (“MDNR”) also issued all other permits for which the Company had applied including dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval. In addition, PolyMet received air and water permits from the Minnesota Pollution Control Agency (“MPCA”) on December 18, 2018. Further, PolyMet received the federal Record of Decision and Section 404 Wetlands Permit from the U.S. Army Corps of Engineers on March 21, 2019, which was the last key permit or approval needed to construct and operate the Project.

Legal challenges were filed in the Minnesota Court of Appeals contesting various aspects of the MDNR and MPCA decisions. In June 2019, the Court of Appeals transferred a challenge to the MPCA water quality permit to the Ramsey County District Court for the limited purpose of an evidentiary hearing.   During the first quarter of 2020, the Court of Appeals remanded the Permit to Mine and dam safety permits to the MDNR for a contested case hearing and the air permit to the MPCA to provide additional information. The Company, MDNR, MPCA and several other groups have petitioned the Minnesota Supreme Court to review these decisions. In March 2020, the Minnesota Supreme Court granted review of the Court of Appeals ruling on the Permit to Mine and dam safety permits.  PolyMet cannot act on these permits until the litigation is resolved of which the timing is uncertain.

The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain and maintain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the development of NorthMet, and to conduct future profitable operations or alternatively, disposal of the investment on an advantageous basis.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and for the three months ended March 31, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1.	Nature of Business and Liquidity - Continued

Given the ongoing development of the Project, the Company has experienced recurring losses from operations and net cash outflows for operating and investing activities, which are expected to continue until the Project is constructed and operational.  As at March 31, 2020, the Company had cash of $8.163 million, working capital of $2.011 million, and an agreement with Glencore to issue unsecured convertible debentures to Glencore in four tranches during 2020 with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore. As of March 31, 2020, the Company had issued $7.0 million of convertible debentures to Glencore under this agreement (see Note 8).  Since 2008, the Company and Glencore have entered into a series of financing transactions to fund the Company’s operations.

The Company believes that it is probable that they will continue to receive funding from Glencore or other financing sources, including funding from the issuance of unsecured convertible debentures, allowing the Company to satisfy future financial obligations, complete development of the Project and to conduct future profitable operations. Management’s belief is based upon the underlying value of the Project, progress on obtaining and maintaining permits, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore.

In late December 2019, a novel coronavirus (COVID-19) was identified as originating in China, which subsequently spread worldwide and on March 11, 2020, the World Health Organization declared it was a pandemic. The continued spread of COVID-19 globally, prolonged restrictive measures put in place to help control the outbreak of COVID-19 or other adverse public health developments could adversely affect global economies and financial markets. This could result in volatility or an economic downturn having adverse effects on the future demand and prices for metals the Company will produce and on the ability to raise sufficient funds to finance ongoing development of the Project.  The extent to which COVID-19 impacts the Company’s business, including the market for its securities, the ability to raise capital and valuation of non-financial assets including mineral property, plant and equipment and intangibles, have not been material to date but will depend on future developments, which are highly uncertain and cannot be predicted at this time.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and for the three months ended March 31, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Summary of Significant Accounting Policies

Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2019.  These condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019.  The financial statements were approved by the Board of Directors on May 7, 2020.

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain mineral property rights in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations. All lease payments have been paid to date with the next annual payment of $0.175 million due in January 2021.

Pursuant to an agreement dated December 1, 2008, the Company leases certain mineral property rights in St. Louis County, Minnesota from LMC Minerals. Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms. All lease payments have been paid to date with the next annual payment of $0.030 million due in November 2020.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. The Company’s recovery of $3.186 million in advance royalty payments to RGGS Land & Minerals Ltd., L.P. is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year. The Company’s recovery of $0.249 million in advance royalty payments to LMC Minerals is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and for the three months ended March 31, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4.	Mineral Property, Plant and Equipment

Details of the Mineral Property, Plant, and Equipment are as follows:

Net Book Value	Mineral Property	Plant and Equipment	Total
Balance at December 31, 2019	$409,356	$776	$410,132
Additions	2,908	-	2,908
Changes to environmental rehabilitation provision (Note 6)	22	-	22
Amortization and Depreciation	-	(40)	(40)
Balance at March 31, 2020	412,286	736	413,022
Gross carrying value	459,454	1,931	461,385
Accumulated depreciation and impairment	$(47,168)	$(1,195)	$(48,363)

Mineral Property	March 31, 2020	December 31, 2019
Mineral property acquisition and interest costs	$79,625	$79,625
Mine plan and development	51,598	51,388
Environmental	144,356	142,814
Consulting and wages	59,508	58,610
Reclamation and remediation (Note 6)	46,921	46,899
Site activities	30,200	29,942
Mine equipment	78	78
Total	$412,286	$409,356

In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland Cliffs Inc. (together “Cliffs”) large parts of the Erie Plant, a processing facility located approximately six miles from the ore body.  In December 2006, the Company acquired from Cliffs additional property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the processing facility. The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.  The consideration paid for the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million. As part of the consideration, the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property (see Note 6).

During the three months ended March 31, 2020, the Company capitalized development costs of $2.908 million (March 31, 2019 - $6.701 million) necessary to bring the Project to commercial production.  In addition, borrowing costs directly attributable to the Project were capitalized in the amount of $nil million (March 31, 2019 - $7.296 million) due to suspension of capitalization following the asset impairment during the three months ended December 31, 2019.  As Project assets are not in use or capable of operating in a manner intended by management, no depreciation or amortization of these assets has been recorded to March 31, 2020.

The Company regularly assesses whether there are indicators of asset impairment. During the first quarter of 2020, indicators were identified, including updates to the Project and developments related to ongoing legal challenges, which potentially affect the timing of the Project.  The recoverable amounts of mineral property, plant and equipment and intangibles were measured based on FVLCD, determined by assessing future expected cash flows based on future business plans, both underpinned and supported by life of mine plans. The valuation assessment uses the most recent reserve and resource estimates, relevant cost assumptions and market forecasts of commodity prices discounted using an operation specific weighted average cost of capital.  The determination of FVLCD used Level 3 valuation techniques.   Based on the results of our recoverability analysis, the FVLCD exceeded the carrying amount of the assets and no impairment was required.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and for the three months ended March 31, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

5.	Intangible

Details of the Intangible are as follows:

	Three months ended March 31, 2020	Year ended December 31, 2019
Intangibles – beginning of period	$24,380	$24,185
Additions	62	195
Amortization	(13)	-
Intangibles – end of period	$24,429	$24,380

In October 2017, the Company entered into an agreement with EIP Credit Co., LLC to reserve wetland mitigation bank credits the Company can use for the Project for a minimum of five years in exchange for an initial down payment applicable to the purchase price, contractual transfer of certain lands, and annual option payments not applicable to the purchase price.  Annual option payments of $0.250 million are expensed as incurred whereas option exercise payments will be recorded to Intangibles and transferred to Mineral Property, Plant and Equipment once placed into service.  As at March 31, 2020, the carrying amount of wetland mitigation bank credit intangibles was $24.185 million (December 31, 2019 – $24.185 million).

During the three months ended March 31, 2020, the Company recorded $0.062 million related to software costs (December 31, 2019 - $0.195 million).  As at March 31, 2020, the carrying amount of software intangibles was $0.244 million (December 31, 2019 – $0.195 million).

6.	Environmental Rehabilitation Provision

Details of the Environmental Rehabilitation Provision are as follows:

	Three months ended March 31, 2020	Year ended December 31, 2019
Environmental Rehabilitation Provision – beginning of period	$52,525	$61,107
Change in estimate	22	(9,912)
Liabilities discharged	(114)	(742)
Accretion expense	525	2,072
Environmental Rehabilitation Provision – end of period	52,958	52,525
Less current portion	(1,522)	(1,276)
Non-current portion	$51,436	$51,249

Federal, state and local laws and regulations concerning environmental protection affect the Company’s assets.  As part of the consideration for the asset acquisitions from Cliffs (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property.  The Company’s provisions are based upon existing laws and regulations.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

The Company’s best estimate of the environmental rehabilitation provision as at March 31, 2020 was $52.958 million (December 31, 2019 - $52.525 million) based on estimated cash flows required to settle this obligation in present day costs of $70.366 million (December 31, 2019 - $70.480 million), a projected inflation rate of 2.1% (December 31, 2019 – 2.2%), a market risk-free nominal interest rate of 3.9% (December 31, 2019 – 4.0%) and expenditures expected to occur over a period of approximately 30 years.  The carrying value of the provision is sensitive to the estimates and assumptions used in its measurement. If the discount rate had been 1% lower than management’s estimate, the liability would have increased by $8.2 million as at March 31, 2020 and conversely, if the discount rate had been 1% higher than management’s estimate, the liability would have decreased by $6.6 million as at March 31, 2020.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and for the three months ended March 31, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6.    Environmental Rehabilitation Provision - Continued

On November 1, 2018, the Company received the Permit to Mine for the Project and certain other permits from the MDNR which included a schedule for financial assurance obligations, including required cash contributions to a trust fund. The Company has satisfied its current financial assurance obligations primarily by establishing and contributing $10.0 million in restricted deposits to a trust fund and providing $65.0 million in surety bonds and letters of credit, with the MDNR as the beneficiary in each case. Financial assurance obligations are reviewed annually based on the Company’s planned reclamation activities, with the total assurance and related financial instruments adjusted accordingly. The Company may terminate these financial instruments, partially or in full, only upon fulfilling site reclamation requirements and receiving approval from the MDNR. Future required cash contributions to the trust fund are $2.0 million per year beginning in the first year of mining operations and continue until the eighth year after which annual contributions will be prorated based on the expected reclamation obligation at the end of mining. In addition, the Company provided Cliffs with a $13.4 million letter of credit to satisfy requirements under the asset acquisition agreements and related obligations.  There were no changes in the financial assurance obligations during the three month period ended March 31, 2020.  As at March 31, 2020, the trust fund balance was $9.551 million (December 31, 2019 - $11.198 million).

7.	Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing agreements comprising:

•   Equity – $25.0 million placement of common shares in 2009; $30.0 million placement of common shares in 2010; $20.0 million placement of common shares in 2011; $20.960 million purchase of common shares in 2013; $10.583 million purchase of common shares in the 2016 Private Placement; and a $243.435 million purchase of common shares in the 2019 Rights Offering;

•   Convertible debt (see Note 8) – $25.0 million initial principal secured convertible debentures drawn in 2008 and 2009 and up to $30 million initial principal unsecured convertible debentures drawn and to be drawn in 2020. The 2008 and 2009 convertible debt balance was fully repaid with proceeds from the 2019 Rights Offering;

•   Non-convertible debt (see Note 9) – $30.0 million initial principal secured debentures drawn in 2015; $11.0 million initial principal secured debenture drawn in 2016; $14.0 million initial principal secured debentures drawn in 2016; $20.0 million initial principal secured debentures drawn in 2017 and 2018; and $80.0 million initial principal secured debenture drawn in 2018 with the final tranche in the amount of $15.0 million cancelled by the Company. The non-convertible balance was fully repaid with proceeds from the 2019 Rights Offering; and

•    Promissory note (see Note 9) – agreement comprising $15.0 million initial principal note drawn in August 2019.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and for the three months ended March 31, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

8.	Convertible Debt

Details of the Convertible Debt are as follows:

	Three months ended March 31, 2020	Year ended December 31, 2019
Convertible Debt – beginning of period	$-	$56,984
Fair value of debenture funding	5,213	-
Change due to modification	-	792
Accretion and capitalized interest	19	2,105
Repayment	-	(59,881)
Convertible Debt – end of period	$5,232	$-

During 2008 and 2009, the Company issued $25.0 million of secured convertible debentures to Glencore. The Company provided security on these debentures covering all of the assets of PolyMet. Interest was compounded quarterly and payable by increasing the principal amount of the debentures. Since inception, $34.881 million of interest was capitalized to the principal amount of the debenture. All borrowing costs were eligible for capitalization and $2.105 million was capitalized during 2019. Upon closing of the Rights Offering, these debentures were fully repaid on June 28, 2019.

On March 17, 2020, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches during 2020 with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore. The debentures are due on the earlier of March 31, 2023 or upon US$100 million of project financing.  Interest accrues on the unsecured debentures balance drawn at 4% per annum and the principal amount of the debentures is convertible into common shares of the Company at a conversion price equal to $0.2223. The first tranche in the amount of $7.0 million was issued on March 18, 2020 with the issuance of the remaining tranches expected quarterly to maintain sufficient liquidity.

The convertible debenture proceeds were bifurcated between the debt and equity components. The fair value of the debt portion of $5.213 million was estimated using a discounted cash flow model method. The residual of $1.675 million was allocated to equity. The debt portion has been recorded at amortized cost, net of transaction costs, and is being accreted to face value over the expected life using the effective interest method.  Transaction costs for the financing were $0.112 million.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and for the three months ended March 31, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

9.	Non-Convertible Debt and Promissory Note

Details of Non-Convertible Debt are as follows:

	Three months ended March 31, 2020	Year ended December 31, 2019
Non-Convertible Debt – beginning of period	$-	$178,483
Change due to modification	-	(352)
Accretion and capitalized interest	-	12,305
Repayment	-	(190,436)
Non-Convertible Debt – end of period	$-	$-

From 2015 to 2018, the Company issued $140.0 million of secured non-convertible debentures to Glencore.  The Company provided security on these debentures covering all of the assets of PolyMet.  Interest was compounded quarterly and payable by increasing the principal amount of the debentures. Since inception, $50.436 million of interest was capitalized to the principal amount of the debenture. All borrowing costs were eligible for capitalization and $12.305 million was capitalized during 2019. Upon closing of the Rights Offering, these debentures were fully repaid on June 28, 2019.

Details of Promissory Note are as follows:

	Three months ended March 31, 2020	Year ended December 31, 2019
Promissory Note – beginning of period	$15,501	$-
Funding, net of costs	-	15,000
Accretion and capitalized interest	310	501
Promissory Note – end of period	15,811	15,501
Less current portion	-	-
Non-current portion	$15,811	$15,501

On August 7, 2019, the Company issued to Glencore a promissory note in the amount of $15.0 million with proceeds to be used for general corporate purposes.  The promissory note bears interest at three month U.S. dollar LIBOR plus 6.0% and is payable on the earlier of (i) December 31, 2021 or (ii) the availability of at least $100 million of debt or equity financing, on which date all principal and interest accrued to such date will be due and payable.  Since inception, $0.811 million of interest was capitalized to the principal amount of the promissory note.  Borrowing costs of $0.341 million were eligible for capitalization and these costs were capitalized during 2019.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and for the three months ended March 31, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital

a)	Issuances for Cash and Land Acquisition

During the three months ended March 31, 2020 the Company issued nil shares (March 31, 2019 – 400,171 shares) pursuant to the exercise of share options for proceeds of $nil (March 31, 2019 - $0.274 million).

During the three months ended March 31, 2020 the Company issued nil shares (March 31, 2019 – 26,250 shares) to maintain land purchase options with the shares valued at $nil (March 31, 2019 - $0.020 million).

b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders. Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on June 27, 2018. The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares underlying options pursuant to an exemption approved by the Toronto Stock Exchange.

During the three months ended March 31, 2020, the Company recorded $0.654 million for share-based compensation (March 31, 2019 - $1.589 million) with $0.511 million expensed to share-based compensation (March 31, 2019 - $1.189 million) and $0.143 million capitalized to mineral property, plant and equipment (March 31, 2019 - $0.400 million).  The offsetting entries were to equity reserves for $0.364 million (March 31, 2019 - $1.476 million), share capital for $0.150 million (March 31, 2019 - $0.084 million) and payables for $0.140 million (March 31, 2019 - $0.029 million).  Total share-based compensation for the period comprised $0.029 for share options (March 31, 2019 - $1.079 million), $0.475 million for restricted shares and restricted share units (March 31, 2019 - $0.426 million), and $0.150 million for issuance of 574,812 unrestricted shares (March 31, 2019 - $0.084 million for 102,921 shares).  Vesting of restricted share units during the period resulted in $0.400 million being transferred from equity reserves to share capital (March 31, 2019 - $0.891 million).

c)	Share Options

Share options granted may not exceed a term of ten years and are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and for the three months ended March 31, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - continued

Details of the share options are as follows:

	Three months ended March 31, 2020		Year ended December 31, 2019
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding – beginning of period	24,066,000	$0.77	22,692,002	$0.91
Granted	-	-	3,625,000	0.81
Exercised	-	-	(625,000)	0.71
Expired	(1,255,000)	1.01	(1,626,002)	1.01
Anti-dilution price adjustment	-	-	-	(0.12)
Outstanding – end of period	22,811,000	$0.75	24,066,000	$0.77

The fair value of share options granted were estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Three months ended March 31, 2020	Year ended December 31, 2019
Risk-free interest rate	-	2.52%
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	-	54.56%
Expected life in years	-	2.50
Weighted average fair value of each option	-	$0.29

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

Details of the share options outstanding as at March 31, 2020 are as follows:

Range of Exercise Prices	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
0.61 to 0.80	10,294,000	9,994,000	$ 0.63	1.99
0.81 to 1.00	8,522,000	7,823,000	0.77	3.54
1.01 to 1.50	2,945,000	2,945,000	0.92	3.13
1.51 to 2.00	1,050,000	1,050,000	1.56	0.91
	22,811,000	21,812,000	$ 0.75	2.69

As at March 31, 2020 all outstanding share options had vested and were exercisable, with the exception of 999,000, which are scheduled to vest upon completion of specific targets or dates (June 2020 – 300,000 Production – 699,000).  The outstanding share options have expiry periods between 0.82 and 7.93 years and are expected to be settled in shares upon exercise.

d)    Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and for the three months ended March 31, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - continued

Details of the restricted shares and restricted share units are as follows:

	Three months ended March 31, 2020	Year ended December 31, 2019
Outstanding - beginning of period	4,648,864	3,347,907
Issued	9,182,521	1,725,869
Vested	(810,368)	(1,049,364)
Anti-dilution quantity adjustment	-	624,452
Outstanding - end of period	13,021,017	4,648,864

During the three months ended March 31, 2020, the Company issued 9,182,521 restricted share units (March 31, 2019 – 1,632,119) which had a fair value of $2.389 million (March 31, 2019 - $1.325 million) to be expensed and capitalized over the vesting periods.

During the three months ended March 31, 2020, there were nil restricted shares (March 31, 2019 – 95,500) settled upon vesting in shares, 527,307 restricted share units (March 31, 2019 – 477,843) settled upon vesting with shares and 283,061 restricted share units (March 31, 2019 – 258,900) settled upon vesting with cash for $0.065 million (March 31, 2019 – $0.212 million).

As at March 31, 2020, outstanding restricted shares and restricted share units are scheduled to vest upon completion of specific targets or dates (Construction Finance – 865,575; Production – 459,272; June 2020 – 451,130; December 2020 – 325,000; January 2021 – 1,522,380; January 2022 – 8,099,805 and Other – 93,750).  The remaining 1,204,105 outstanding restricted shares and restricted share units have vested but share delivery is deferred until retirement, termination, or death.  The Company expects 4,452,897 outstanding restricted share units will be settled in cash and the remainder will be settled in shares as allowed under the Omnibus Plan.

e)	Bonus Shares

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held in May 2004.  The Company has authorized 3,640,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet.   At the Company’s Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.

Details of the bonus shares are as follows:

	Three months ended March 31, 2020		Year ended December 31, 2019
	Allocated	Authorized & Unissued	Allocated	Authorized & Unissued
Outstanding – beginning of period	2,700,000	3,640,000	2,700,000	3,640,000
Outstanding – end of period	2,700,000	3,640,000	2,700,000	3,640,000

The fair value of these unissued bonus shares was being amortized until the estimated date of issuance and has now been fully amortized.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and for the three months ended March 31, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - continued

f)    Share Purchase Warrants

Details of the share purchase warrants are as follows:

	Three months ended March 31, 2020		Year ended December 31, 2019
	Number of Purchase Warrants	Weighted Average Exercise Price	Number of Purchase Warrants	Weighted Average Exercise Price
Outstanding – beginning of period	31,379,179	$0.80	27,189,713	$0.95
Issued	-	-	6,458,001	0.74
Anti-dilution price adjustment	-	-	-	(0.12)
Anti-dilution quantity adjustment	-	-	4,189,466	-
Expiration	-	-	(6,458,001)	0.82
Outstanding – end of period	31,379,179	$0.80	31,379,179	$0.80

The outstanding share purchase warrants have expiry periods between 1.55 years and 4.00 years, subject to acceleration in certain circumstances.

The fair value of share purchase warrants granted were estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Three months ended March 31, 2020	Year ended December 31, 2019
Risk-free interest rate	-	2.18%
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	-	52.59%
Expected life in years	-	3.00
Weighted average fair value of each warrant	-	$0.24

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the warrant is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and for the three months ended March 31, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

11.	Finance Costs - Net

Details of net finance costs are as follows:

	Three months ended
	March 31, 2020	March 31, 2019
Debt accretion and capitalized interest:
Convertible debt (Note 8)	$19	$1,085
Promissory note (Note 9)	310	-
Non-convertible debt (Note 9)	-	6,211
Environmental rehabilitation accretion (Note 6)	525	438
Other finance costs	14	809
Less: amounts capitalized on qualifying assets	-	(7,296)
Finance costs	868	1,247
Cash interest income	(18)	(67)
Restricted deposits income (expense)	1,647	(57)
Finance income (expense)	1,629	(124)
Finance costs - net	$2,497	$1,123

12.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Three months ended
	March 31, 2020	March 31, 2019
Salaries and other short-term benefits	$1,344	$1,249
Other long-term benefits	20	14
Share-based payment (1)	594	1,294
Total	$1,958	$2,557

(1)	Share-based payment represents the amount capitalized or expensed during the period (see Note 10).

Agreements with senior management contain severance provisions for termination without cause or in the event of a change in control. Other than the President and CEO, no PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore’s ownership of 71.6% it is also a related party.  In addition to the transactions described in Notes 7, 8 and 9, the Company has entered into a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for Project technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the three months ended March 31, 2020, the Company recorded $0.083 million (March 31, 2019 - $0.060 million) for services under this agreement.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and for the three months ended March 31, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

13.	Commitments and Contingencies

In the normal course of business, the Company enters into contracts that give rise to firm commitments for future minimum payments.  In addition to items described elsewhere in these financial statements, as at March 31, 2020, the Company had firm commitments of approximately $2.323 million with approximately $2.125 million due over the next year and the remainder due over the following two years.

The Company is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company's belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. As a result of the assessment, no significant contingent liabilities were recorded as at March 31, 2020.

14.	Financial Instruments and Risk Management

The carrying values of each classification of financial instrument as at March 31, 2020 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$8,163	$-	$8,163
Restricted deposits	585	9,217	9,802
Amounts receivable and other assets	807	2,400	3,207
Total financial assets	9,555	11,617	21,172
Financial liabilities
Accounts payable and accruals	5,645	264	5,909
Promissory note	15,811	-	15,811
Convertible debt	5,232	-	5,232
Lease liabilities	605	-	605
Total financial liabilities	$27,293	$264	$27,557

The carrying values of each classification of financial instrument as at December 31, 2019 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$7,401	$-	$7,401
Restricted deposits	809	10,640	11,449
Amounts receivable and other assets	738	2,176	2,914
Total financial assets	8,948	12,816	21,764
Financial liabilities
Accounts payable and accruals	4,408	125	4,533
Promissory note	15,501	-	15,501
Lease liabilities	616	-	616
Total financial liabilities	$20,525	$125	$20,650

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and for the three months ended March 31, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14.  Financial Instruments and Risk Management - Continued

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 –	Inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value subsequent to recognition include the restricted deposits (see Note 6) which are measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $9.217 million (December 31, 2019 - $10.640 million), the amounts receivable measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $2.400 million (December 31, 2019 - $2.176 million) and accruals representing expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.264 million (December 31, 2019 - $0.125 million).

The fair values of the convertible debt and promissory note approximate the carrying amount at amortized cost using the effective interest method.  The fair values of other financial assets and other financial liabilities approximate their carrying amounts due to their short-term nature.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash.  See additional discussion in Note 1.